# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JinkoSolar Holding Co., Ltd., CIK 0001481513
CUSIP: 47759T100
Title of class of securities: Ordinary Shares, Par Value US$0.00002 Per Share ("Ordinary Shares")
Address of issuer's principal executive offices: 1 Yingbin Road, Shangrao Economic Development Zone, Jiangxi Province, China (F4), 334100
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001985294
Persons authorized to receive notices and communications: Kangping Chen, 1 Yingbin Road,, Shangrao Economic Development Zone, Jiangxi Province, China (F4), 334100, (86-793) 846-9699

## Reporting persons
- Zhuoling International Limited (CIK 0001985294): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,780,000; shared voting power 0; sole dispositive power 10,780,000; shared dispositive power 0; aggregate amount beneficially owned 10,780,000 (5.1% of the class)
  Comment: 1. Note to Items 7 and 9: These securities represent an aggregate of 10,780,000 Ordinary Shares in the form of ADSs directly held by Zhuoling International Limited ("Zhuoling International"). Between December 13, 2022 and December 20, 2022, Zhuoling International purchased 12,800,000 Ordinary Shares in the form of ADSs in the open market. Between September 22, 2026 and September 29, 2026, Zhuoling International subsequently disposed of 2,020,000 Ordinary Shares in the form of ADS in the open market. Zhuoling International is a British Virgin Islands company wholly owned by Shangrao Zhuoling No. 6 Enterprise Development Center (Limited Partnership), 99.78% and 0.22% equity interest of which is in turn owned by Kangping Chen and his wife, respectively. Kangping Chen is the sole director of Zhuoling International and as such has the power to vote and dispose of the Ordinary Shares held by Zhuoling International. Therefore, Kangping Chen is the beneficial owner of all Ordinary Shares held by Zhuoling International.
  
  2. Note to Item 13: Based on 212,396,617 Ordinary Shares outstanding as of June 30, 2026.
- Kangping Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 27,796,100; shared voting power 0; sole dispositive power 27,796,100; shared dispositive power 0; aggregate amount beneficially owned 27,796,100 (13.1% of the class)
  Comment: 1. Note to Items 7 and 9: These securities include (i) 17,016,100 Ordinary Shares (including certain Ordinary Shares in the form of ADSs, restricted ADSs and restricted shares of the Issuer ("Restricted Shares")) directly held by Yale Pride Limited ("Yale Pride"). Yale Pride is a British Virgin Islands company wholly owned by Charming Grade Limited, which is in turn wholly owned by Mr. Kangping Chen. Kangping Chen is the sole director of Yale Pride and as such has the power to vote and dispose of the Ordinary Shares held by Yale Pride. Therefore, Kangping Chen is the beneficial owner of all Ordinary Shares held by Yale Pride; and (ii) an aggregate of 10,780,000 Ordinary Shares in the form of ADSs directly held by Zhuoling International Limited ("Zhuoling International"). Between December 13, 2022 and December 20, 2022, Zhuoling International purchased 12,800,000 Ordinary Shares in the form of ADSs in the open market. Between September 22, 2026 and September 29, 2026, Zhuoling International subsequently disposed of 2,020,000 Ordinary Shares in the form of ADS in the open market. Zhuoling International is a British Virgin Islands company wholly owned by Shangrao Zhuoling No. 6 Enterprise Development Center (Limited Partnership), 99.78% and 0.22% equity interest of which is in turn owned by Kangping Chen and his wife, respectively. Kangping Chen is the sole director of Zhuoling International and as such has the power to vote and dispose of the Ordinary Shares held by Zhuoling International. Therefore, Kangping Chen is the beneficial owner of all Ordinary Shares held by Zhuoling International.
  
  2. Note to Item 13: Based on 212,396,617 Ordinary Shares outstanding as of June 30, 2026.
  
  This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 23, 2022 (the "Original Schedule 13D"), (together with the Original Schedule 13D, the "Schedule 13D"), relating to the ordinary shares, par value US$0.00002 per share ("Ordinary Shares"), of JinkoSolar Holding Co., Ltd. (the "Issuer") filed jointly by Kangping Chen and Zhuoling International (collectively, the "Reporting Persons"). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, Par Value US$0.00002 Per Share ("Ordinary Shares")
Name of issuer: JinkoSolar Holding Co., Ltd.
Address of issuer's principal executive offices: 1 Yingbin Road, Shangrao Economic Development Zone, Jiangxi Province, China (F4), 334100

## Item 2. Identity and Background
Name of person filing: This Statement on Schedule 13D is filed jointly by the following persons (collectively, the "Reporting Persons"): (i) Kangping Chen, and (ii) Zhuoling International. The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of the sole director of Zhuoling International are set forth in Schedule A hereto and are incorporated herein by reference. Zhuoling International does not have any executive officers.
Residence or business address:
For Kangping Chen:

1 Yingbin Road,
Shangrao Economic Development Zone
Jiangxi Province, 334100
People's Republic of China

For Zhuoling International:

OMC Chambers
Wickhams Cay 1
Road Town, Tortola
British Virgin Islands
Present principal occupation or employment: Kangping Chen is a director of the Issuer. The principal business of Zhuoling International is investment holding.
Criminal convictions in the last five years: Neither any of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither any of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of Kangping Chen is People's Republic of China. The place of organization of Zhuoling International is the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

Between September 22, 2026 and September 29, 2026, Zhuoling International subsequently disposed of 2,020,000 Ordinary Shares in the form of ADS in the open market.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Report is hereby amended and supplemented to incorporate by reference the disclosure made under Item 3 and Item 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 212,396,617 Ordinary Shares outstanding as of June 30, 2026. The Reporting Persons disclaim membership in any "group" with any person other than the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Kangping Chen:

Number of shares beneficially owned: 27,796,100
Percentage of securities: 13.1%
Sole power to vote/direct vote: 27,796,100
Shared power to vote/direct vote: 0
Sole power to dispose/direct disposition: 27,796,100
Shared power to dispose/direct disposition: 0

Zhuoling International Limited:

Number of shares beneficially owned: 10,780,000
Percentage of securities: 5.1%
Sole power to vote/direct vote: 10,780,000
Shared power to vote/direct vote: 0
Sole power to dispose/direct disposition: 10,780,000
Shared power to dispose/direct disposition: 0
Transactions in the class effected during the past sixty days: Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No modification.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.A Schedule A

## Signatures
- Zhuoling International Limited: /s/ Kangping Chen, Kangping Chen/Sole Director (10/01/2026)
- Kangping Chen: /s/ Kangping Chen, Kangping Chen (10/01/2026)